Rio Tinto - a metals giant with a world-class outlook

Even before its pending combination with Alcan, Rio Tinto was a leading global mining group that shared a similar outlook as Alcan in terms of values, operating philosophy and corporate culture.

With the goal of delivering superior returns to shareholders over time, Rio Tinto's mission is to be the best mining/materials company in the world: global in outlook, while sensitive and responsive to national and local issues; efficient and able to capture the benefits of scale; organized in a way that streamlines decision making; and the 'preferred developer' in countries and communities where it operates.

History

The Rio Tinto group is headquartered in the UK, combining Rio Tinto plc, a London-listed company, and Rio Tinto Limited, a company listed on the Australian Securities Exchange.

The name Rio Tinto was chosen in 1873 by a group of British investors for a new company formed to mine ancient copper workings at Rio Tinto near Huelva in Spain. The Australian arm started operations as Consolidated Zinc Corporation in 1905 to treat zinc-bearing mine waste at Broken Hill, New South Wales, Australia. The two companies became the Rio Tinto Group in 1995.

Structure and products

Rio Tinto's worldwide operations are strongly represented in Australia and North America with additional significant businesses in South America, Asia, Europe and southern Africa.

Worldwide exploration and technology groups support six principal global products businesses: aluminum, diamonds, copper, energy (coal and uranium), industrial minerals and iron ore. In addition to bauxite, alumina and aluminum, products include borates, coal, copper, diamonds, gold, silver, gypsum, iron ore, molybdenum, salt, sulphuric acid, talc, titanium dioxide and uranium.

Employee support

Rio Tinto is an open, transparent and responsible company with a commitment to sustainable development that is fundamental to all aspects of its operations. The same commitment is expected from employees whose safety, well-being and development is paramount to the Group.

Cultural diversity is viewed as a strength, with exciting career opportunities for employees around the globe.

EHS a top priority

Similar to Alcan, health and safety is the first priority at Rio Tinto combined with a sustainable development agenda. The Rio Tinto Group works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

This stakeholder commitment is illustrated by Rio Tinto's participation with seven other mining companies to pay for trials of a new HIV vaccine in South Africa where an estimated one in nine, or more than 5.5 million people of South Africa's population, are infected with HIV. Mining has been the hardest hit sector, according to a survey by South Africa's Bureau for Economic Research.

Geographic presence

Rio Tinto's activities span the world but are strongly represented in Australia and North America, with significant businesses in South America, Asia, Europe and southern Africa.

Africa

Mines in South Africa, Namibia and Zimbabwe, and projects in Guinea and Madagascar.

Australasia and Asia

Operations and projects across Australia, New Zealand, India, Indonesia and Mongolia.

Europe

Smaller operations in the UK and France.

North America

Operations and projects in the United States focused on iron ore, coal, copper and borates. Canadian operations include diamonds, talc, titanium dioxide and iron ore.

South America

South American interests are in Argentina, Brazil, Chile and Peru.